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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13G/A
                                (Amendment No. 1)
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                               HealthTronics, Inc.
                            ------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                ------------------------------------------------
                         (Title of Class of Securities)

                                   42222L-10-7
                            ------------------------
                                 (CUSIP Number)

                                  April 1, 2001
                             ----------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                         (Continued on following pages)


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                                                               Page 2 of 6 Pages

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HMT Group
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                               (b) [ ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                                  Switzerland

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                  5.  SOLE VOTING POWER

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY -----------------------------------------------------

           -----------------------------------------------------
EACH
REPORTING
PERSON WITH       6.  SHARED VOTING POWER

                           1,756,523 shares
                 ------------------------------------------------------
                  7.  SOLE DISPOSITIVE POWER




                 ------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER

                           1,756,523 shares
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,756,523 shares
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
         [  ]
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                               16.1%
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12.      TYPE OF REPORTING PERSON

                   OO
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                                                               Page 3 of 6 Pages



ITEM 1 (A).       NAME OF ISSUER

                  HealthTronics, Inc.

ITEM 1 (B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1841 West Oak Parkway, Suite A
                  Marietta, GA  30062

ITEM 2 (A).       NAME OF PERSON FILING.

                  The reporting person is HMT Group.

ITEM 2 (B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

                  The principal business address of HMT Group is:

                  Kreuzlinger Strasse 5
                  CH-8574 Lengwil, Switzerland

ITEM 2 (C).       CITIZENSHIP.

                  Switzerland.

ITEM 2 (D).       TITLE OF CLASS OF SECURITIES.

                  Common stock, no par value per share.

ITEM 2 (E).       CUSIP NUMBER.

                  42222L-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-A (B) OR A3D-2 (B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable. This statement is filed pursuant to Rule 13d-1(d).

ITEM 4.           OWNERSHIP.

       (a) Amount beneficially owned by reporting person as of March 30, 2001:

                  1,756,523 Shares

       (b)        Percent of Class:          16.1%


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                                                               Page 4 of 6 Pages


(c) Number of shares as to which such person has (see notes):

                  (i)      Sole power to direct the vote:

                                           0   shares

                  (ii)     Shared power to vote or to direct the vote:

                                           1,756,523   shares

                  (iii)    Sole power to dispose or direct the disposition of:

                                           0  shares

                  (iv)     Shared power to dispose or direct the disposition of:

                                           1,756,523 shares

Notes:

                  Not applicable






ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.






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                                                               Page 5 of 6 Pages




ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Joachim Voss
                  Karl-Heinz Restle
                  Dr. Werner Schwarze
                  Walter Uebelacker
                  Axel Voss


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  See Exhibit A.

ITEM 10.          CERTIFICATION.

                  Not applicable.


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                                                               Page 6 of 6 pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  April 1, 2001
                                              ----------------------
                                                     (Date)


                                              HMT Group:



                                              /s/ Joachim Voss
                                              -----------------------
                                              Joachim Voss


                                              /s/ Karl-Heinz Restle
                                              -----------------------
                                              Karl-Heinz Restle


                                              /s/ Dr. Werner Schwarze
                                              -----------------------
                                              Dr. Werner Schwarze


                                              /s/ Walter Uebelacker
                                              -----------------------
                                              Walter Uebelacker


                                              /s/ Axel Voss
                                              -----------------------
                                              Axel Voss







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                                    EXHIBIT A
                            SCHEDULE 13G (AMENDMENT)

                  This Amendment No. 1 to Schedule 13G is filed on behalf of HMT Group, Joachim Voss, Axel Voss, Karl-Heinz Restle, Dr. Werner Schwarze, and Walter Uebelacker, and amends and supplements the Schedule 13G dated December 31, 1999, filed on February 14, 2000, and amended by a Schedule 13G/A dated and filed on February 14, 2001, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 1 is being filed to reflect the dissolution of the group of shareholders referred to as the HMT Group, which included Joachim Voss, Axel Voss, Karl-Heinz Restle, Dr. Werner Schwarze, and Walter Uebelacker, on April 1, 2001. Accordingly, notice of dissolution of the group is hereby furnished as an exhibit and all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

                  The Schedule 13G is hereby amended as follows:

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP

                  This Amendment No. 1 is being filed to reflect the dissolution of the group of shareholders referred to as the HMT Group, which included Joachim Voss, Axel Voss, Karl-Heinz Restle, Dr. Werner Schwarze, and Walter Uebelacker, on April 1, 2001. Accordingly, notice of dissolution of the group is hereby furnished as an exhibit and all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.